SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 Schedule 13E-4
                                (Amendment No. 2)

                          Issuer Tender Offer Statement

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               AVESIS INCORPORATED
                               -------------------
                              (Name of the Issuer)

                               AVESIS INCORPORATED
                               -------------------
                        (Name of Person Filing Statement)

       Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053650-20-6
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Mr. Joel H. Alperstein
                                    Treasurer
                               Avesis Incorporated
                             3724 North Third Street
                                    Suite 300
                             Phoenix, Arizona 85012
                                 (602) 241-3400

                                 with copies to

                             Walter J. Skipper, Esq.
                                 Quarles & Brady
                             411 E. Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-4497
                                 (414) 277-5119

--------------------------------------------------------------------------------
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
           and Communications on Behalf of Person Filing Statements.)

                                 April 23, 1998
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee:

Transaction Value $727,837.50      Amount of Fee $146*

*Paid with the filing of the Schedule 13E-4 on April 27, 1998.

         This Amendment No. 2 to Schedule 13E-4 Issuer Tender Offer Statement is being filed by Avesis Incorporated. Avesis Incorporated is the issuer of the class of securities which is the subject of the Schedule 13E-4 transaction. A copy of the Offer to Exchange was previously filed as an Exhibit hereto. The information contained in the Offer to Exchange is incorporated by reference in answer to the items of this Issuer Tender Offer Statement and the Cross Reference Sheet set forth below shows the location in the Offer To Exchange of the information required to be included in response to the items of this Issuer Tender Offer Statement. The information contained in the Offer to Exchange, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Exchange and the exhibits and annexes thereto.

         The Company also amends the conditions of the Offer as set forth on pages 38-40 of the Offer to Exchange to provide that all conditions must be satisfied or waived prior to the Expiration Date (as defined in the Offer to Exchange).


                              Cross Reference Sheet
                              ---------------------
              (Pursuant to General Instructions to Schedule 13E-4)

Schedule 13E-4 Item Number and Caption                                          Caption in Offer to Exchange (for incorporation by
--------------------------------------                                          --------------------------------------------------
                                                                                reference)
                                                                                ----------
1.       Security and Issuer                                                    The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      Name of issuer and address of principal executive             "The Company"
                  office.

         (b)      State exact title and amount of securities                    "Intention of Directors and Executive Officers,"
                  outstanding of the class of security being sought             "The Exchange Offer," and "Description of Capital
                  as of the most recent practicable date; the exact             Stock"
                  amount of such securities being sought and the
                  consideration being offered therefor; whether any
                  such securities are to be purchased from any
                  officer, director or affiliate of the issuer, and
                  the details of each such transaction.

         (c)      Identify the principal market in which such                   "Market and Trading Information"
                  securities are being traded and, if the principal
                  market is an exchange, state the high and low
                  sales prices for such securities as reported in
                  the consolidated transaction reporting system or,
                  if not so reported, on such principal exchange for
                  each quarterly period during the last two years.
                  If the principal market is not an exchange, state
                  the range of high and low bid quotations for each
                  quarterly period during the past two years, the
                  source of such quotations, and if there is
                  currently no established trading market for such
                  securities (excluding limited or sporadic) furnish
                  a statement to that effect.

         (d)      Name and address of person filing this statement,             Not applicable
                  if other than the issuer, and the nature of the
                  affiliation between such person and the issuer.

2.       Source and Amount of Funds or Other Considerations                     The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      State the source and total amount of funds or                 "The Exchange Offer" and "Description of Capital
                  other consideration for the purchase of the                   Stock"
                  maximum amount of securities for which the tender
                  offer is being made.

         (b)      If all or any part of such funds or other                     Not applicable
                  consideration is, or is expected to be borrowed,
                  directly or indirectly, for the purpose of the
                  tender offer:

                  (1)      provide a summary of each such loan                  Not applicable
                           agreement or arrangement containing the
                           identity of the parties, the term, the
                           collateral, the stated and effective
                           interest rates, and other material terms
                           or conditions relative to such loan
                           agreement;

                  (2)      briefly describe any plans or                        Not applicable
                           arrangements to finance or repay such
                           borrowings, or if no such plans or
                           arrangements have been made, make a
                           statement to that effect.

3.       Purpose of the Tender Offer and Plans or                               The Company hereby incorporates by reference the
         Proposals of the Issuer or Affiliate                                   information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      The acquisition by any person of additional                   "Background and Purposes of the Exchange Offer;
                  securities of the issuer, or the disposition of               Certain Effects"
                  securities of the issuer.

         (b)      Extraordinary corporate transaction, such as a                Not applicable
                  merger, reorganization or liquidation involving
                  the issuer or any of its subsidiaries.

         (c)      Sale or transfer of a material amount of assets of            Not applicable
                  the issuer or any of its subsidiaries.

         (d)      Any change in the present board of directors or               Not applicable
                  management of the issuer including, but not
                  limited to, any plans or proposals to change the
                  number or the term of directors, to fill any
                  existing vacancy on the board or to change any
                  material term of the employment contract of any
                  executive officer.

         (e)      Any material change in dividend rate or policy, or            "Background and Purposes of the Exchange Offer;
                  indebtedness or capitalization of the issuer.                 Certain Effects"

         (f)      Any other material change in the issuer's                     The Exchange Offer will result in no intended
                  corporate structure or business, including, if the            changes to the corporate structure or business.
                  issuer is a registered closed-end investment
                  company, any plans or proposals to make any
                  changes in its investment policy for which a vote
                  would be required by Section 13 of the Investment
                  Company Act of 1940.

         (g)      Change in the issuer's charter, bylaws or                     The Exchange Offer will result in no intended
                  instruments corresponding thereto or other actions            changes to the charter, bylaws or instruments
                  which may impede the acquisition of control of the            thereto.
                  issuer by any person.

         (h)      Causing a class of equity security of the issuer              Not applicable as described in "Market and Trading
                  to be delisted from a national securities exchange            Information"
                  or to cease to be authorized to be quoted in an
                  inter-dealer quotation system of a registered
                  national securities association.

         (i)      A class of equity security of the issuer becoming             "Certain Effects on Non-Tendering Holders"
                  eligible for termination of registration pursuant
                  to Section 12(g)(4) of the Act.

         (j)      Suspension of the issuer's obligation to file                 Not applicable
                  reports pursuant to Section 15(d) of the Act.



4.       Interest in Securities of the Issuer                                   The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.
                                                                                "Management"

5.       Contracts, Arrangements, Understandings or Relationships               The Company hereby incorporates by reference the
         with Respect to the Issuer's Securities                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.
                                                                                "Management"

6.       Persons Retained, Employed or to Be Compensated                        The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.
                                                                                "Management"

7.       Financial Information                                                  The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      Material financial data

                  (1)      Audited financial statements for the two             "1997 Form 10-KSB" attached as Annex B
                           fiscal years required to be filed with
                           the issuer's most recent annual report
                           under Sections 13 and 15(d) of the Act.

                  (2)      Unaudited balance sheets and comparative             "Business--Proforma Financial Statements"
                           year-to-date income statements and
                           statements of cash flows and related
                           earnings per share amounts required to be
                           included in the issuer's most recent
                           quarterly report filed pursuant to the
                           Act.

                  (3)      Ratio of earnings to fixed charges for               Not applicable
                           the two most recent fiscal years and the
                           interim periods provided under Item
                           7(a)(2).

                  (4)      Book value per share as of the most                  "Business--Proforma Financial Statements"
                           recent fiscal year end and as of the date
                           of the latest interim balance sheet
                           provided under Item 7(a)(2).

         (b) Pro forma data disclosing the effect of the tender offer on:

                  (1)      Issuer's balance sheet as of the most                "Business-- Proforma Financial Statements"
                           recent fiscal year end and the latest
                           interim balance sheet provided under Item
                           7(a)(2).

                  (2)      Issuer's statement of income, earnings               "Business--Proforma Financial Statements"
                           per share amounts, and ratio of earnings
                           to fixed charges for the most recent
                           fiscal year and the latest interim period
                           provided under Item 7(a)(2).

                  (3)      Issuer's book value per share as of the              "Business--Proforma Financial Statements"
                           most recent fiscal year end and as of the
                           latest interim balance sheet date
                           provided under Item 7(a)(2).

8.       Additional Information                                                 The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      Any present or proposed contracts, arrangements,              Not applicable
                  understandings or relationships between the issuer
                  and its executive officers, directors or
                  affiliates (other than any contract, arrangement
                  or understanding required to be disclosed pursuant
                  to Item 5 of this Schedule).

         (b)      Applicable regulatory requirements which must be              Not applicable
                  complied with or approvals which must be obtained
                  in connection with the tender offer.

         (c)      Applicability of the margin requirements of                   Not applicable
                  Section 7 of the Act and the regulations
                  promulgated thereunder.

         (d)      Material pending legal proceedings relating to the            Not applicable
                  tender offer, including the name and location of
                  the court or agency in which the proceedings are
                  pending, the date instituted, the principal
                  parties thereto and a brief summary of the
                  proceedings and the relief sought.

         (e)      Additional material information, if any as may be             Not applicable
                  necessary to make the required statements, in
                  light of the circumstances under which they are
                  made, not materially misleading.

9.       Material to be Filed as Exhibits                                       The Company hereby incorporates by reference the
                                                                                information set forth in the sections captioned in
                                                                                the Offer to Exchange.

         (a)      (1)      Offer to Exchange, dated April 23, 1998.*

                  (2)      Cover letter to Shareholders, dated April
                           23, 1998.*

                  (3)      Letter of Transmittal.*

                  (4)      Notice of Guaranteed Delivery.*

                  (5)      Letter to Clients.*

                  (6)      Letter to Broker, Dealers, Commercial
                           Banks, Trust Companies, and Other
                           Nominees*

                  (7) Letter to Holders of the Series 2 Shares dated May 18, 1998.
*        Previously filed

         (b)      Any loan agreement referred to in Item 2 of this              Not applicable
                  Schedule.

         (c)      Any document, setting forth the terms of any                  Not applicable
                  contract, arrangements, understandings or
                  relationships referred to in Items 5 or 8(a) of
                  this Schedule.

         (d)      Any written opinion prepared by legal counsel at              Not applicable
                  the request of the person filing this statement
                  and communicated to such person pertaining to the
                  tax consequences of the tender offer.

         (e)      In an exchange offer where securities of the                  Not applicable
                  issuer have been or are to be registered under the
                  Securities Act of 1933, any prospectus filed with
                  the Commission in connection with the registration
                  statement.

         (f)      If any oral solicitation of security holders is to            Not applicable
                  be made by or on behalf of the person filing this
                  statement, any written instruction, form or other
                  material which is furnished to the persons making
                  the actual oral solicitation for their use,
                  directly or indirectly, in connection with the
                  tender offer.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 20, 1998.



                                        AVESIS INCORPORATED



                                        BY: /s/ Joel H. Alperstein
                                           -------------------------------------
                                               Joel H. Alperstein, Treasurer
                                      -8-